UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES ACT OF 1933
Release No. 11062 / May 18, 2022

ADMINISTRATIVE PROCEEDING
File No. 3-20862

In the Matter of
 	
  the Registration Statement of
 	
Digi Outdoor Media, Inc.,
35332 S.E. Center Street
Snoqualmie, WA 98065
 	
  Respondent.
	ORDER INSTITUTING ADMINISTRATIVE PROCEEDINGS PURSUANT TO SECTION 8(d) OF THE SECURITIES ACT OF 1933, MAKING FINDINGS AND ISSUING STOP ORDER

I.

The Securities and Exchange Commission ("Commission") deems it appropriate and in the public interest that public administrative proceedings be, and hereby are, instituted pursuant to Section 8(d) of the Securities Act of 1933 ("Securities Act") to determine whether a stop order should issue suspending the effectiveness of the registration statement of Digi Outdoor Media, Inc. ("Digi" or "Respondent").

II.

In anticipation of the institution of these proceedings, Respondent has submitted an Offer of Settlement (the "Offer") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Instituting Administrative Proceedings Pursuant to Section 8(d) of the Securities Act of 1933, Making Findings, and Issuing Stop Order ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that:

      1.   Respondent is a Nevada corporation, now headquartered in Spokane, Washington, with its principal place of business in Washington, DC.

      2.   Respondent is in the business of constructing and installing digital and other outdoor signs on buildings to sell signage space for advertising.

      3.   On February 13, 2015, Respondent Digi filed a Form S-1 registration statement with the Commission (File No. 333-202105) seeking to register the offer and sale of 9,000,000 shares of common stock for $0.50 per share in a public offering (the "Registration Statement"). The Registration Statement has not become effective.

      4.   At the time Respondent filed its Form S-1 registration statement with the Commission it was being managed by Donald E. MacCord, Jr. ("MacCord"), acting as Respondent's CEO, and Shannon D. Doyle ("Doyle"), acting as Respondent's CFO, both of whom later pled guilty in the case known as *United States v. MacCord and Doyle* filed on November 28, 2017 in the United States District Court for the Northern District of California as Case No. CR 17-00592 WHA (the "Criminal Case").

      5.   On December 4, 2017, the Commission filed a civil injunctive action against Respondent, its then CEO, MacCord, and its then CFO, Doyle, in the Western District of Washington alleging violations of, among other provisions, Section 17(a) of the Securities Act and Section 10(b) of the Securities Exchange Act of 1934 ("Exchange Act") and Rule 10b-5 thereunder.

      6.   In its complaint, the Commission alleged that from 2013 through 2014, MacCord and Doyle engaged in a fraudulent scheme in which they misappropriated more than $2 million from investors in Digi, a digital outdoor signage advertising company based in Spokane, Washington and Washington, DC. Rather than use the money raised from investors to build and install digital and other advertising signs in the Washington, DC area, MacCord and Doyle used investor money for personal use.

      7.   Additionally, the complaint alleged that MacCord and Doyle made materially false and misleading statements and omissions in a registration statement filed with the Commission on Form S-1 in February 2015.

      8.   The United States Attorney's Office for the Northern District of California filed an indictment under seal against MacCord and Doyle in the United States District Court for the Northern District of California on November 28, 2017. The indictment was unsealed on December 4, 2017 (*U.S. v. Donald MacCord and Shannon Doyle*, Case No. CR-17-00592-001 WHA (N.D. Cal.). On September 11, 2018, MacCord pleaded guilty to conspiracy to commit wire fraud in violation of Title 18 U.S.C. § 1349, and on April 2, 2019 the court sentenced MacCord to 30 months of incarceration. On November 13, 2018, Doyle pleaded guilty to

conspiracy to commit wire fraud in violation of Title 18 U.S.C. § 1349, and on May 21, 2021, the court sentenced him to 8 months incarceration and 8 months home confinement.

9. In connection with MacCord's and Doyle's guilty pleas, they both admitted that Digi needed to obtain leases from landlords and property owners that allowed Digi to build and install advertising signs on the landlords' real property. MacCord and Doyle raised money from investors that they told investors would be used to fund Digi's operations and construction of signs, and then misappropriated that money from Digi to use for their own personal benefit. MacCord and Doyle falsely stated the number of actual, signed leases into which Digi had entered, and the corresponding number of actual signage sites on which Digi had the right to build signs.

10. The Registration Statement filed by Respondent, during the time it was managed by MacCord and Doyle, includes untrue statements of material facts and omits to state material facts necessary to make the statements contained therein not misleading concerning: (1) Respondent's entry into leases necessary to install signs on buildings; (2) Respondent's reported assets; and (3) related party disclosures as required by Item 404 of Regulation S-K.

11. Specifically, the Registration Statement describes Respondent's business and states:

> We have entered into approximately fourteen long term sign space lease commitments covering 76 (outdoor and indoor) sign sites with third party land owners ranging from 10 to 25 years, and are in negotiations for multiple additional locations. These leases are substantially identical in their terms, and were made in the ordinary course of developing our business.

This statement is false because Respondent, at the time managed by MacCord and Doyle, had only four leases covering 22 sites when it filed its S-1 in February 2015.

12. The Registration Statement discloses certain "Related Party Transactions," but fails to disclose a Washington state entity, Signworks LLC ("Signworks"), as a related party as required by Item 404 of Regulation S-K. Signworks was established in 2012 and purportedly performed sign construction and installation work. Respondent's then CEO MacCord and then CFO Doyle controlled Signworks. Doyle controlled Signworks's bank accounts. Doyle created Signworks invoices purporting to reflect work performed for Digi. Digi paid the invoices although in many cases no work was performed in connection with the invoices. MacCord and Doyle misappropriated Digi investor funds through Signworks.

13. The Registration Statement also contains materially false and misleading financial statements. Respondent's balance sheet in the S-1 includes the payments to Signworks as assets identified as "Construction in Progress." In fact, Respondent did not have leases for many of the properties identified in the Signworks invoices and had not performed sign construction or installation work at those properties. Under Generally Accepted Accounting Principles, an arrangement only qualifies as a lease if it "conveys to the purchaser (lessee) the right to control

the use of the underlying property, plant, or equipment." ASC 840-10-15. Absent a tenant relationship with the landlord or owner of the properties identified in the Signworks invoices, there was no basis to capitalize the expenditures as any future benefit to Respondent would be contingent on entering into a lease arrangement. Because the Signworks invoices accounted for more than 90% of Respondent's reported assets, the balance sheet in the S-1 materially overstated Respondent's assets.

14.   These misstatements and omissions in the S-1 are material because they are likely to mislead reasonable investors about Respondent's ability to generate revenue and its prospects for success.

IV.

In view of the foregoing, the Commission deems it appropriate and in the public interest to impose the sanction specified in the Respondent's Offer.

Accordingly, it is hereby ORDERED, pursuant to Section 8(d) of the Securities Act, that the effectiveness of the Registration Statements filed by the Respondent is suspended.

By the Commission.

Vanessa A. Countryman
Secretary